================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 12)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934 and


                                  SCHEDULE 13D
                               (Amendment No. 14)
                    Under the Securities Exchange Act of 1934

                                -----------------


                                GENERAL CABLE PLC
                            (Name of Subject Company)


                           TELEWEST COMMUNICATIONS PLC
                                    (Bidder)

                                -----------------

                 Ordinary Shares, par value (pound)1 per share,
                   represented by American Depositary Shares,
                  each of which represents five Ordinary Shares
                         (Title of Class of Securities)


                     36930Q101 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                -----------------

                                  Victoria Hull
                           Telewest Communications plc
                              Genesis Business Park
                                  Albert Drive
                             Woking, Surrey GU21 5RW
                                 United Kingdom
                               011 44 1483 750 900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on behalf of Bidder)

                                -----------------

                                   copies to:

                            Jeffrey J. Weinberg, Esq.
                            David S. Lefkowitz, Esq.
                             Weil, Gotshal & Manges
                                 One South Place
                                London, EC2M 2WG
                                     England
                               011 44 171 903 1000


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                         (Continued on following pages)
                              (Page 1 of 10 Pages)

           CUSIP NO.                              14D-1
           36930Q101

-------- ---------------------------------------------------------------------------------------------------------
      1  NAME OF REPORTING PERSON:                            TELEWEST COMMUNICATIONS PLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
-------- ---------------------------------------------------------------------------------------------------------

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                         (b)  [X]

-------- ---------------------------------------------------------------------------------------------------------

      3  SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------

      4  SOURCES OF FUNDS
         00

-------- ---------------------------------------------------------------------------------------------------------

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                                    [ ]

-------- ---------------------------------------------------------------------------------------------------------

      6  CITIZENSHIP OR PLACE OF ORGANIZATION:
         ENGLAND AND WALES

-------- ---------------------------------------------------------------------------------------------------------

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         365,759,843 ordinary shares*

-------- ---------------------------------------------------------------------------------------------------------

      8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                    [ ]

-------- ---------------------------------------------------------------------------------------------------------

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         99.97%*

-------- ---------------------------------------------------------------------------------------------------------

     10  TYPE OF REPORTING PERSON:
         CO
-------- ---------------------------------------------------------------------------------------------------------

*  See Item 6.


                              (Page 2 of 10 Pages)

-------- ---------------------------------------------------------------------------------------------------------

      1  NAME OF REPORTING PERSON:                            TELE-COMMUNICATIONS INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

-------- ---------------------------------------------------------------------------------------------------------

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                         (b)  [X]

-------- ---------------------------------------------------------------------------------------------------------

      3  SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------

      4  SOURCES OF FUNDS
         WC

-------- ---------------------------------------------------------------------------------------------------------

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                                    [ ]

-------- ---------------------------------------------------------------------------------------------------------

      6  CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE

-------- ---------------------------------------------------------------------------------------------------------

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         365,759,843*

-------- ---------------------------------------------------------------------------------------------------------

      8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                         [ ]

-------- ---------------------------------------------------------------------------------------------------------

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         99.97%*

-------- ---------------------------------------------------------------------------------------------------------

     10  TYPE OF REPORTING PERSON:
         CO
-------- ---------------------------------------------------------------------------------------------------------

*  Such 365,759,843 ordinary shares, par value (pound)1 per share, of General
   Cable PLC (the "Subject Shares") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest Communications plc ("Telewest"). TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                              (Page 3 of 10 Pages)

-------- ---------------------------------------------------------------------------------------------------------

      1  NAME OF REPORTING PERSON:                            MEDIAONE GROUP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
-------- ---------------------------------------------------------------------------------------------------------

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                         (b)  [X]

-------- ---------------------------------------------------------------------------------------------------------

      3  SEC USE ONLY
-------- ---------------------------------------------------------------------------------------------------------

      4  SOURCES OF FUNDS
         WC

-------- ---------------------------------------------------------------------------------------------------------

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                                    [ ]

-------- ---------------------------------------------------------------------------------------------------------

      6  CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE

-------- ---------------------------------------------------------------------------------------------------------

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         365,759,843*

-------- ---------------------------------------------------------------------------------------------------------

      8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                           [ ]

-------- ---------------------------------------------------------------------------------------------------------

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         99.97%*

-------- ---------------------------------------------------------------------------------------------------------

     10  TYPE OF REPORTING PERSON:
         CO
-------- ---------------------------------------------------------------------------------------------------------


* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.

                              (Page 4 of 10 Pages)

Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), hereby file this final amendment to their Tender Offer Statement on Schedule 14D-1 relating to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (pound)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 12 to Tender Offer Statement on Schedule 14D-1 supplements Items 5, 6 and 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 14 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable. Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase.

ITEM 5   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         The response to Items 5(a), (f) and (g) is supplemented as follows:

         On November 16, 1998, Telewest issued a press release (the "Press Release") announcing that (i) on November 13, 1998, Telewest had completed its compulsory acquisition under Section 429 of the UK Companies Act 1985 of General Cable Shares (including General Cable Shares represented by General Cable ADSs),
(ii) the Offer has closed and (iii) the listing of General Cable Shares on the London Stock Exchange and dealings in General Cable ADRs on NASDAQ would cease with effect from 4.30pm (London time) and 4.00pm (New York time), respectively, on November 16, 1998. The text of the Press Release is attached hereto as exhibit (a) (24) and is incorporated herein by reference.

ITEM 6   INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

         The response to Items 6 (a) and (b) is supplemented as follows:

         Telewest completed its compulsory acquisition of General Cable Shares (including General Cable Shares represented by General Cable ADSs) under Section 429 of the UK Companies Act 1985 on November 13, 1998 and subsequently the Offer closed. As of that time, Telewest owned 365,759,843 General Cable Shares, including General Cable Shares evidenced by General Cable ADSs, representing 99.97% of the issued share capital of General Cable. See also the footnotes included on pages 3 and 4. The text of the Press Release is attached hereto as exhibit (a) (24) and is incorporated herein by reference.

ITEM 11  MATERIAL TO BE FILED AS EXHIBITS:

          (a)(1) Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)

          (a)(2)    Disclosure Document of Telewest, dated June 29, 1998. (1)

          (a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)


                              (Page 5 of 10 Pages)

          (a)(4)    Form of Letter of Transmittal.(1)

          (a)(5)    Form of Notice of Guaranteed Delivery.(1)

          (a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

          (a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

          (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

          (a)(9)    Text of Press Release issued by Telewest dated June 29,
                    1998. (2)

          (a)(10) Text of Press Release issued by Telewest dated August 4, 1998. (2)

          (a)(11)   Letter, dated August 4, 1998, from MediaOne,
                    Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)

          (a)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

          (a)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (2)

          (a)(14) Text of Press Release issued by Telewest dated August 28, 1998. (2)

          (a)(15) Text of Press Release issued by Telewest dated September 1, 1998. (2)

          (a)(16) Text of Press Release issued by Telewest dated September 1, 1998. (2)

          (a)(17) Text of Press Release issued by Telewest dated September 1, 1998. (2)

          (a)(18) Text of Press Release issued by General Cable dated September 4, 1998. (2)

          (a)(19) Text of Press Release issued by Telewest dated September 7, 1998. (2)

          (a)(20) Text of Press Release issued by Telewest dated September 11, 1998. (2)

          (a)(21) Text of Press Release issued by Telewest dated September 30, 1998. (2)

          (a)(22) Text of Letter dated October 3, 1998 to non-assenting holders of General Cable shares and General Cable ADSs regarding compulsory acquisition. (2)

          (a)(23) Text of statutory notice dated October 3, 1998 to non-assenting holders of General Cable shares pursuant to
                    Section 429(4) of the Companies Act 1985. (2)

          (a)(24) Text of Press Release issued by Telewest dated November 16, 1998. (3)

          (b)       Not applicable.


                              (Page 6 of 10 Pages)

          (c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL.
                    (1)

          (d)       Not applicable.

          (e)       See Exhibit (a)(1) above.

          (f)       Not applicable.


-----------------------


(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.







                              (Page 7 of 10 Pages)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 1998

                           TELEWEST COMMUNICATIONS PLC

                           By: /s/ Charles Burdick
                               ---------------------------------------------
                               Name: Charles Burdick
                               Title: Group Finance Director




                           TELE-COMMUNICATIONS, INC.

                           By: /s/ Stephen M. Brett
                               ---------------------------------------------
                               Name: Stephen M. Brett
                               Title: Executive Vice President



                           MEDIAONE GROUP, INC.

                           By: /s/ Stephen E. Brilz
                               ---------------------------------------------
                               Name: Stephen E. Brilz
                               Title: Assistant Secretary






                              (Page 8 of 10 Pages)

                                  EXHIBIT INDEX

          Document
            No.               Description                               Page No.
            ---               -----------                               --------

          (a)(1) Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (1)

          (a)(2)    Disclosure Document of Telewest, dated June 29, 1998. (1)

          (a)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

          (a)(4)    Form of Letter of Transmittal.(1)

          (a)(5)    Form of Notice of Guaranteed Delivery.(1)

          (a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

          (a)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

          (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

          (a)(9)    Text of Press Release issued by Telewest dated June 29,
                    1998. (2)

          (a)(10) Text of Press Release issued by Telewest dated August 4, 1998. (2)

          (a)(11)   Letter, dated August 4, 1998, from MediaOne,
                    Tele-Communications International, Inc. and Cox Communications, Inc. to Telewest. (2)

          (a)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

          (a)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (2)

          (a)(14) Text of Press Release issued by Telewest dated August 28, 1998. (2)

          (a)(15) Text of Press Release issued by Telewest dated September 1, 1998. (2)

          (a)(16) Text of Press Release issued by Telewest dated September 1, 1998. (2)

          (a)(17) Text of Press Release issued by Telewest dated September 1, 1998. (2)


                              (Page 9 of 10 Pages)

          (a)(18) Text of Press Release issued by General Cable dated September 4, 1998. (2)

          (a)(19) Text of Press Release issued by Telewest dated September 7, 1998. (2)

          (a)(20) Text of Press Release issued by Telewest dated September 11, 1998. (2)

          (a)(21) Text of Press Release issued by Telewest dated September 30, 1998. (2)

          (a)(22) Text of Letter dated October 3, 1998 to non-assenting holders of General Cable shares and General Cable ADSs regarding compulsory acquisition. (2)

          (a)(23) Text of statutory notice dated October 3, 1998 to non-assenting holders of General Cable shares pursuant to
                    Section 429(4) of the Companies Act 1985. (2)

          (a)(24) Text of Press Release issued by Telewest dated November 16, 1998. (3)

          (b)       Not applicable.

          (c)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL.
                    (1)

          (d)       Not applicable.

          (e)       See Exhibit (a)(1) above.

          (f)       Not applicable.


-----------------------


(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.




                              (Page 10 of 10 Pages)